UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether  by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Santiago, August 30, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission
Avda. Libertador Bernardo O’Higgins 1449
Santiago

Re:	MATERIAL DISCLOSURE Interim Dividend approved by LAN Airlines S.A.

Dear Commissioner:

Pursuant to articles 9 and 10 of Securities Market Law 18,045 and General Rule 30 of the Commission of 1989, please be advised that at a meeting held today, August 30, 2011,  the Board of Directors of LAN Airlines S.A. (LAN) approved payment of an interim dividend of US$56,590,766.03 on account of the profits from the 2011 fiscal year, equal to US$0.16677 per share, which will be paid starting September 15, 2011.  Shareholders registered as such on the fifth business day prior to such date will be entitled to receive this dividend.

In compliance with Circular No. 660 of 1986, I am enclosing Form 1 that provides details on this dividend.

Very sincerely yours,

Alejandro de la Fuente Goic
Chief Financial Officer
LAN Airlines S.A.

cc:	Santiago Stock Exchange Valparaíso Brokers Exchange – Stock Exchange Electronic Exchange of Chile Risk Rating Commission

11

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2011

LAN AIRLINES S.A.

By:	/s/ Cristian Toro Cañas
	Name:	Cristian Toro Cañas
	Title:	Senior Vice President and General Counsel